        PELLEGRINO, LLC

        303 West Lancaster Avenue, Suite 302  Wayne, PA 19087

        TEL (856) 292-8331  FAX (856) 504-0202

        mp@pell-law.com  www.pell-law.com

        Michael T. Pellegrino

        Attorney at Law

        Admitted in Pennsylvania

        & New Jersey

        November 19, 2020

        VIA EDGAR TRANSMISSION

        Securities and Exchange Commission

        100 F Street, N.E.

        Washington, D.C. 20549

        Attn: Alison White, Division of Investment Management

        Re: Alpha Architect ETF Trust (the "Trust")

        (File Nos. 333-195493 and 811-22961)

        Dear Ms. White:

        Thank you for your comments received via email on November 16, 2020 regarding the registration statement on Form N-1A for the Trust with respect to the Merlyn.AI Best-of-Breed Core Momentum ETF and Merlyn.AI
        SectorSurfer Momentum ETF, each a new series of the Trust (each, a
        "Fund" and together, the "Funds"), filed with the Securities and
        Exchange Commission (the "Commission") on August 12, 2020. The Trust
        has considered the comments provided on behalf of the Commission staff's (the "Staff") and has authorized me to make the responses discussed below to the registration statement on its behalf. For ease of review, the comment has been divided into several sub-comments.

        Comment 1.

            In your response you state the Trust's view that the Sponsor is not and should not be deemed an investment adviser to the Funds and that MAI has indicated that its services fall squarely within the publishers' exemption contained within Section 202(a)(11)(D).
            Please provide us with your analysis of the publishers exemption in the context of your specific facts. The analysis should cite and analyze appropriate legal authority and provide sufficient detail so that we may understand your reasoning and conclusion. In addition, please explain how you determined that the Sponsorship
            Agreement did not constitute an assignment of the advisory agreement.

    Response:
    Because the publisher's exemption question relates primarily to the Sponsor and its activities, the Trust requested that the Sponsor respond to the publisher's exemption question. Please see Attachment 1 hereto for the
    Sponsor's analysis. The Trust concurs with the analysis set forth therein.

    As to the assignment question, the following highlight's the Trust's reasoning. As you know, the relevant part of Section 2(a)(4) of the 1940
    Act states that the term "'Assignment' includes any direct or indirect transfer or hypothecation of a contract or chose in action by the assignor, or of a controlling block of the assignor's outstanding voting securities by a security holder of the assignor. . ." For ease of analyzing whether the Sponsorship Agreement constitutes an assignment of the investment advisory agreement (the "Advisory Agreement") between the Trust and
    Empowered Funds, LLC (the "Adviser) with respect to the Merlyn Funds, the foregoing definition has been distilled into separate concepts:

1) any direct or indirect transfer of a    contract by the assignor.

    The Sponsorship Agreement does not directly or indirectly transfer the
    Advisory Agreement between the Trust and the Adviser. Pursuant to the
    Advisory Agreement, the Adviser alone is obligated to provide advisory services to the Fund. The Sponsorship Agreement expressly states that the
    Adviser "shall serve, subject to the approval of the Board of Trustees of the Trust (the 'Board') and the shareholders of the Funds, as the investment adviser to the Funds." Nothing in the Sponsorship Agreement directly or indirectly changes that obligation. The Sponsorship Agreement does not contemplate, in any way, that the Sponsor is permitted or obligated to undertake any investment advisory activities on behalf of the
    Funds. Therefore, the Sponsorship Agreement does not directly or indirectly transfer the Advisory Agreement.

2) any direct or indirect hypothecation of a    contract by the assignor.

    "Hypothecation" occurs when an asset is pledged as collateral to secure a loan. In this case, there is simply no loan (nor collateral used to secure a loan) involved in or related to the arrangements by and between the
    Adviser and the Sponsor. As a result, there is no hypothecation involved in or related to such arrangements. Therefore, the Sponsorship Agreement does not directly or indirectly hypothecate the Advisory Agreement.

3) any direct or indirect transfer of a    chose in action by the assignor.

    A "chose in action" refers to a bundle of personal rights which can only be enforced or claimed by a chose-holder bringing an action through a court to enforce the action. Essentially, it is a right to sue. The Sponsorship
    Agreement does not, in any way, transfer to the Sponsor the Adviser's right to sue the Trust under the Advisory Agreement. The Sponsorship Agreement explicitly states that "[n]othing in this Agreement shall be deemed to constitute, create, give effect to or otherwise recognize a joint venture, partnership or similar business arrangement or entity of any kind,

        nor, unless expressly stated herein, make a party the agent of the other party, and the rights and obligations of each party shall be limited to those expressly stated in this Agreement.

    " (emphasis added). For the avoidance of doubt, none of the terms of the
    Sponsorship Agreement contemplate granting the Sponsor the right to sue the
    Trust.

    As a result, the Sponsorship Agreement does not directly or indirectly transfer any chose in action by the Adviser.

4) any direct or indirect hypothecation of a    chose in action by the assignor.

    For the reasons stated above, including the absence of any loan or collateral for a loan involved in the arrangements, the Sponsorship
    Agreement does not directly or indirectly hypothecate any chose in action.

    5) any direct or indirect transfer or hypothecation of a

            controlling block of the assignor's outstanding voting securities by a security holder of the assignor.

    While the phrase "controlling block of voting securities" is not defined in the 1940 Act, Section 2(a)(9) of the 1940 Act defines "control" as "the power to exercise a controlling influence over the management or policies of a company . . . ." A transfer of a "controlling block" is presumed to occur if a person who owns more than 25% of the voting securities of the adviser ceases to do so and the transfer results in another person owning more than 25% of the voting securities of the adviser.

    The Sponsorship Agreement does not in any way impact the ownership structure of the Adviser. The Sponsorship Agreement does not transfer or hypothecate any voting securities in the Adviser to the Sponsor.

    Conclusion
    : For the foregoing reasons, the Trust determined that the Sponsorship
    Agreement does not constitute an assignment of the Advisory Agreement.

    Comment 2.

        Please confirm in correspondence that nothing restricts or prohibits the advisor and/or board from waiving or lowering the Unitary Fee and tell us what would happen under the Sponsorship Agreement and License
        Agreement if the Unitary Fee were lowered or waived.

    Response
    : The Trust so confirms. The Sponsorship Agreement contemplates that the
    Adviser will "receive a unitary fee from the Funds in the amount described in the Fund's registration statement and as approved by the Board, less any fee waivers then in effect." If the Unitary Fee were lowered or waived, the
    Sponsor would bear the economic impact of any resulting decrease in funds.

    Comment 3.

        Please confirm supplementally how the Base Fee amount is defined and what it is expected to be typically.

    Response:
    The Trust has provided the requested explanation supplementally via email.

    * * * * *

    We believe that this information responds to all of your comments. If you have any questions, please feel free to contact me at (856) 292-8331.

    Sincerely,

    /s/ Michael T. Pellegrino

    Michael T. Pellegrino

    Attachment 1

    MAI Publisher's Exemption Analysis

    Under the Investment Advisers Act of 1940, a person who, for compensation, is engaged in the business of providing advice to others (or issuing reports or analyses regarding securities), is as investment adviser subject to regulation as such thereunder. Pursuant to Section 202(a)(11)(D) of the
    Act, however, there is an exclusion from the definition of investment adviser for "the publisher of any bona fide newspaper, news magazine, or business or financial publication of general and regular circulation." As the Supreme Court made clear in Lowe v. SEC, 472 U.S. 181 (1985), qualifying publishers must (i) provide only impersonal advice (i.e., advice not tailored to the individual needs of a specific client); (ii)
    that is "bona fide" (i.e., that contains disinterested commentary and analysis rather than promotional material disseminated by someone touting particular securities); and (iii) is of general and regular circulation (rather than issued from time to time in response to episodic market activity).

    MAI believes, based on the statute and applicable judicial and administrative precedent (as well as no-action correspondence involving the
    SEC staff), that its actions in licensing various indices to the Trust's adviser under the Amended and Restated Index License Agreement between
    Empowered Funds, LLC dba Alpha Architect ("Empowered") and MAI (the
    "License Agreement"), allow MAI to qualify for the publisher's exclusion referenced above. Moreover, nothing in the Amended and Restated Strategic
    Partnership Agreement by and between Empowered and MAI as Sponsor changes or affects MAI's ability to rely on the exclusion in question.

    1. The License Agreement

    Under the License Agreement, MAI licenses certain indices and associated marks to Empowered. Pursuant to an investment advisory agreement with the
    Trust, Empowered acts as the investment adviser to the Funds. The License
    Agreement provides that Empowered receives a non-exclusive royalty-free, US only license to: (i) use the Licensed Indices (as defined therein) as "the basis of or a component of the Funds," (ii) establish, organize, structure, and manage the Funds, and (iii) use the Licensed Indices and Licensed Marks
    (as defined), "in connection with the Funds," including but not limited to in the Funds' marketing materials, website(s) and any disclosures about the
    Funds required under any applicable laws, rules or regulations. Per that
    Agreement, Empowered utilizes the indices in question in managing the
    Funds' assets in accordance with their individual investment objectives.

    Under the License Agreement, MAI has no control over the Licensed Indices beyond ensuring the accuracy and completeness thereof, including but not limited to using commercially reasonable efforts to ensure that the
    Licensed Indices are calculated correctly. The Agreement contemplates that
    Empowered will use the Licensed Indices (and associated Marks) "in connection with the development, issuance, management, marketing and promotion of certain exchange traded funds in the United States," but it is
    Empowered and not MAI that serves as investment adviser to the Funds and in that role seeks to cause the Funds to track the performance of the Licensed
    Indices, as applicable.

    The licensing of the Licensed Indices by MAI to Empowered under the
    Licensing Agreement is consistent with the publisher's exclusion. Under the
    Agreement, Empowered is charged with implementing an investment strategy that allows the Funds to track the applicable index. The facts involved in the Weiss Research administrative action

        [1]

    are illustrative of the difference between impersonal information that is the hallmark of firms entitled to rely on the publisher's exclusion and the type of "fiduciary" interaction that takes a firm outside the exclusion. In that matter, a newsletter publisher provided an "auto-trading" program that sent signals to broker-dealers that then traded securities for subscribers to the service consistent with such signals. As set forth in the order, the publisher's exclusion was not available to the firm; importantly, the order noted that important factors in the analysis, as derived from the Supreme
    Court's opinion in Lowe, included "the existence of authority over the funds of subscribers; decision-making authority to handle subscribers'
    portfolios or accounts; or individualized, investment-related interactions with subscribers."

        [2]

    In the current instance, although the context is a series of pooled
investment vehicles and not separately managed accounts as in the    Weiss Research matter, the same factors are applicable and underpin the ability of MAI to rely on the publisher's exclusion. To wit, MAI has no authority over the Funds, enjoys no decision-making authority to handle the
    Funds' portfolios and engages in no 'individualized, investment-related transactions' with the Fund or with Fund investors. It simply is not, by any interpretation, acting as the Funds' investment adviser.

    In a 2018 speech, Division of Investment Management Director Dalia Blass
    suggested that some index providers might not qualify for the publisher's exclusion under their particular circumstances. Director Blass asked several questions in relation to this issue, including the following: "What if the [index] provider takes significant input from the fund's sponsor or board regarding the creation, composition or rebalancing of that index"?
    While much resulting attention has been paid to the idea that Director
    Blass was suggesting that that all "bespoke" index providers should review their ability to rely on the publisher's exclusion, it appears that
    Director Blass was, in her own words, primarily concerned with a situation where a fund's index provider is essentially creating or modifying indices at the behest of the adviser or the board, and tailoring the index to the user rather than vice versa.

    While the issue of whether the index provider in such an instance is delivering truly "impersonal" advice as required by the exclusion is an important and timely one, that issue is not present in the current instance. MAI has, by a separate license agreement, obtained the right to license various indices produced by SumGrowth, a separate corporation. MAI then licenses those indices to Empowered, the Trust's investment adviser, under the License Agreement. MAI does not take "significant input" (to use
    Director Blass's language) from Empowered or the Trust's board "

        regarding the creation, composition or re-balancing" of any Licensed
        Index

    provided to Empowered under the License Agreement. Rather, the Licensed
    Indices are provided to Empowered for its use as the Funds' investment adviser and are not varied or modified based on Empowered's (or the
    Board's) suggestion or direction. Harking back to the Lowe case, the
    Licensed Indices remain "entirely impersonal" and the relationship between
    MAI and Empowered under the License Agreement does not "develop into the kind of fiduciary, person-to-person relationship" that is the hallmark of an adviser-client relationship.

        [3]

    2. The Strategic Partnership Agreement

    Along with the License Agreement, MAI and Empowered have entered into a
    Strategic Partnership Agreement (the "SPA") relating to the Funds. While the SPA ranges over a number of provisions and sets forth various elements of the parties' interaction with one another, the SPA does not change the analysis or the result. Both as Index Provider and as Sponsor, MAI is entitled to rely on the publisher's exclusion from the definition of investment adviser under the Act.

    The SPA embodies the willingness of MAI to assist Empowered in bearing the financial burdens associated with the launch and operations of the Funds that use the Licensed Indices. The preamble to the SPA states that MAI as
    Sponsor and Empowered "wish to enter into a strategic partnership to create, launch and operate one or more series of the Trust," with each such fund to seek "performance that corresponds, before fees and expenses, to the performance of that Fund's respective Index." Finally, the SPA provides that "Empowered shall serve, subject to the approval of the Board of
    Trustees of the Trust and the shareholders of the Funds, as the investment adviser to the Funds." The indices referenced in the SPA are the Licensed
    Indices provided to Empowered by MAI (under a license agreement, as discussed above, with SumGrowth), under the License Agreement.

    The SPA defines MAI's obligations as Sponsor narrowly and consistently with the License Agreement-to wit, MAI as Sponsor "has the exclusive right to act as the index provider of the Funds' Indices." As Sponsor (and as index provider under the License Agreement), MAI is not authorized to receive direction or other input from Empowered or the Trust's Board with regard to the Licensed Indices, and there is no suggestion that MAI can or will accept "significant input" from either Empowered or the Board "regarding the creation, composition or re-balancing" of any Licensed Index. The potential scenario raised by Director Blass-where the fund dictates the index to the index provider-are simply not present here.

    A significant portion of the SPA is given over to provisions that set out rules regarding the sharing of economics pertaining to the Funds. This is appropriate for any firm acting in the role of fund sponsor, whether or not it is relying on the publisher's exclusion in reference to its service as index provider. As Sponsor, MAI's goal is to help bring about the successful launch and growth of the Funds, each of which uses an index calculated and licensed to Empowered and the Trust by MAI. Increased assets generate more revenues for MAI as index provider, and the fact that MAI as
    Sponsor has an economic stake in the asset gathering success of the funds that use its index is commercially sound and not exceptional. Fund sponsors, a term that is not specifically defined in the 1940 Act, routinely contribute to and;/or underwrite the success of the funds they sponsor, even if they do not otherwise serve as investment adviser. The fact that MAI is willing to help underwrite the expenses of the Funds and guard against negative economic consequences for Empowered as adviser does not make MAI an investment adviser-rather, it demonstrates only that MAI has committed its financial resources to helping ensure the Funds' success, which is central to the value of its index licensing business.

    * * * * *

    At bottom, there are several ways in which MAI is involved with the Funds at issue. It is involved as index provider, and it is involved, financially and in other ways, in seeking to secure a positive growth trajectory for the Funds. These interests are legitimate and, as set forth in various agreements, are the product of arms-length bargaining between the parties
    (with oversight from the Trust's Board). Importantly, these relationships do not result in MAI taking on a role that puts it outside of the publisher's exclusion. Whether one looks at the statute or judicial and/or administrative interpretations thereof, there is nothing in MAI's roles and associated actions that involves the kind of advice regarding securities that rises to the level of the "fiduciary, person-to-person relationship"
    that the Supreme Court in Lowe noted is at the heart of an advisory relationship and outside of the publisher's exclusion.

            Weiss Research, Inc., et al.
            , Advisers Act Rel. No. 2525 (June 22, 2006).

            The order quotes Lowe for the proposition that the
            publisher's exclusion applies so long as the communications between the newsletter and its subscribers remain "entirely impersonal and do not develop into the kind of fiduciary, person-to-person relationships that ...are characteristic of investment
            advisers-client relationships."

            We note that another one of Director Blass's questions was whether an affiliation between the index provider and the sponsor might affect the analysis. In this case, the index provider and the sponsor are the same entity, so affiliation is a given. But more importantly, MAI has no ownership or control relationship with
            Empowered, which serves as the Trust's investment adviser; rather, it has a separate strategic partner agreement with Empowered that is discussed below.